                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934




                                February 25, 1999


                        PC DOCS GROUP INTERNATIONAL INC.
             (Exact name of registrant as specified in its charter)
                            2005 SHEPPARD AVENUE EAST
                                    SUITE 800
                            TORONTO, ONTARIO, CANADA
                                     M2J 5B4
                    (Address of principal executive offices)
                                 (416) 497-7700
              (Registrant's telephone number, including area code)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F ....X.......   Form 40-F ..........

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                      Yes ............    No ......X......

[If "Yes" is marked, indicate below the file number assigned to the registration in connection with Rule 12g3-2(b): 82-................

                                                                 INTERIM REPORT
                                                       FOR THE SIX MONTHS ENDED
                                                              DECEMBER 31, 1998



TO THE SHAREHOLDERS

PC DOCS Group International Inc., a leader in enterprise document and knowledge management systems and information management systems for professionals reports the financial results for its Second Quarter ended December 31, 1998.


FINANCIAL HIGHLIGHTS (U.S. GAAP)

Revenue for the second quarter ended December 31, 1998 was $45.5 million, a 52% increase over the $29.9 million for the same quarter last year and 21% over the $37.5 million for the first quarter this year. Software license revenue rose by 41% to $23.9 million from $17.0 million last year and was 31% over the $18.4 million in the prior quarter. Compared to last year, revenue for the enterprise document management business was up by 66% and by 40% over last quarter.

Earnings before interest, taxes, depreciation and amortization in the second quarter were $7.6 million compared with $4.3 million in the previous year. Net earnings were $2.8 million compared to $0.98 million for the same period last year. Fully diluted earnings per share were $0.12 compared to $0.05 in the previous year and $0.01 in the previous quarter.

During the quarter, management reassessed its accrued restructuring expenses and determined that an excess of $2.5 million existed. Consequently this excess was reversed in the quarter.

Excluding the reversal of restructuring charge accruals, earnings before interest, taxes, depreciation and amortization in the second quarter were $5.1 million. Net earnings were $1.4 million. Fully diluted earnings per share were $0.06.

For the six months to date, revenue was $83.0 million, 49% over the $55.7 million for the same period last year. Net earnings, excluding the reversal of restructuring charge accruals, were $1.8 million for the six months to date compared to $1.6 million last year and fully diluted earnings per share were $0.07.

Cash at the end of the second quarter was $46.6 million, working capital was $70.5 million, shareholders equity was $85.1 million and total assets were $171.5 million.

OPERATING HIGHLIGHTS

The Company continues to see strong growth in its vertical markets including: manufacturing, telecommunications, financial services, utilities, government and legal. Among the more than 200 new customers signed this quarter were: General Motors, GTE Corp, Westpac Banking Corp., Commonwealth Edison, PG&E Gas Transmission, National Economic Research Associates, Hong Kong Housing Authority, Mississippi Chemical Corporation, US Borax, NATO Headquarters and over 60 new law firms.

International sales were very strong this quarter growing from 20% to 29% of total revenue over last quarter. There was strong growth in Europe and a significant increase in revenue contribution from emerging markets, in particular Latin America.

At the end of December, the Company released new versions of its SearchServer(TM) and DOCSFulcrum(TM) (previously named Fulcrum Knowledge Network) products. SearchServer 3.7E and DOCSFulcrum 2.8 support the Microsoft(R) Windows(R) '98 platform, and both new products are Y2K compliant. The new version DOCSFulcrum was released in English, French, Italian, German, and Japanese.

Recently, PC DOCS/Fulcrum announced its Enterprise Table of Contents(TM) (ETOC), a new indexing and categorization technology to be featured in upcoming versions of the DOCSFulcrum(TM) enterprise knowledge management system. ETOC pulls information from different corporate sources and automatically creates `My Yahoo' for the corporate Intranet. PC DOCS/Fulcrum also introduced a new "precedent management" business application. This application is a seamless extension to DOCS Open, which gives lawyers the ability to create and manage a library of their most valuable intellectual assets - their precedents. With its strong presence among legal professionals, a market where success depends on managing intellectual assets, PC DOCS is uniquely positioned to expand its business into the emerging knowledge management field.

According to a December 1998 report by one of the leading industry market research firms, IDC, PC DOCS Group enjoys an installed market share of 45% in worldwide business process-centric EDM software, the largest segment of the document management market. This is more than twice the installed market share of its closest competitor. "With a new management team in place, a portfolio of software in place, and a solid channel model, the company is well positioned to take advantage of the opportunity that this market segment provides," stated IDC.


CORPORATE HIGHLIGHTS

The Company repurchased approximately 162,500 shares this quarter for approximately $865,000 under its share repurchase plan. The total number of shares that the Company has repurchased since the initial plan was instituted is 1,117,800 shares. The Company continues to believe that its shares are undervalued and that it may be advantageous to continue its share repurchase plan. The total number of shares the Company will repurchase depends on a number of factors including the price at which the shares can be acquired and other cash requirements of the Company.


COMMENTARY

PC DOCS Group had significant revenue growth during the quarter, despite the business disruptions that the Company faced in December as a result of an unsolicited merger proposal. In addition to the Company's focus on revenue growth, cost management initiatives are being implemented and the Company anticipates cost savings of approximately $10 million over the next 12 months. Year to date, PC DOCS Group has invested more than $11 million in research and product development activities. The Company is aggressively investing in R&D and has major products scheduled for release before the end of June 1999.

FORWARD-LOOKING STATEMENTS

Certain of the above statements are forward-looking statements that involve risks and uncertainties. Actual results could differ materially as a consequence of a number of factors, including: fluctuations in the Company's operating results due to product demand, length of the sales cycle, size and timing of individual customer transactions and similar matters; changes in the client/server application software market, including technology change, changes in customer requirements, frequent new product introductions by competitors and emerging standards; dependence of the Company on the legal services market; reliance by the Company on its third-party resellers; dependence of the Company on its key management; uncertainties relating to acquisitions, including operational disruptions, unexpected operating expenses and losses, and expenses associated with the integration of such acquisitions; and other factors set forth in the Company's Securities and Exchange Commission and Ontario Securities Commission reports and filings.



Rubin Osten
Chief Executive Officer

PC DOCS GROUP INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS U.S. GAAP
------------------------------------------------------------------------------
In Accordance with U.S. Generally Accepted Accounting Principles
(Canadian dollars, in thousands except per share amounts) for the periods ended December 31

                                                                        Quarter                           Six months
                                                          ------------------------------------  --------------------------------
                                                                   1998            1997                  1998           1997
                                                          ------------------ -----------------  ----------------- --------------
                                                                (UNAUDITED)     (unaudited)            UNAUDITED      unaudited
REVENUES
   Software sales                                              $23,878            $16,956              $42,276         $30,197
   Software support, services and other sales                   20,972             11,130               39,344          22,163
   Hardware sales                                                  105              1,051                  181           1,834
   Interest income and other revenues                              582                726                1,244           1,500
                                                            ----------------   ---------------     --------------   ------------
TOTAL REVENUES                                                  45,537             29,863               83,045          55,694
                                                            ----------------   ---------------     --------------   ------------
COST OF SALES
   Software and other                                            3,523              3,822                5,968           7,030
   Support and services  (Note 1)                                8,798              4,320               16,339           7,816
                                                            ----------------   ---------------     --------------   ------------
TOTAL COST OF SALES                                             12,321              8,142               22,307          14,846
                                                            ----------------   ---------------     --------------   ------------

GROSS PROFIT                                                    33,216             21,721               60,738          40,848
                                                            ----------------   ---------------     --------------   ------------

EXPENSES
   Selling and marketing                                        15,939              9,972               29,622          18,031
   Research and development                                      6,920              3,456               11,525           7,038
   General and administration                                    5,217              3,983               10,460           8,104
   Depreciation and amortization                                 2,687              2,663                5,292           5,035
   Interest on long-term debt                                      410                 15                  934              32
   Restructuring charges  (Note 3)                              (2,500)                --               (2,500)             --
                                                            ----------------   ---------------     --------------   ------------
TOTAL EXPENSES                                                  28,673             20,089               55,333          38,240
                                                            ----------------   ---------------     --------------   ------------
EARNINGS BEFORE INCOME TAXES                                     4,543              1,632                5,405           2,608
Income tax expense  (Note 3)                                     1,764                655                2,259           1,048
                                                            ================   ===============     ==============   ============
NET EARNINGS                                                   $ 2,779           $    977             $  3,146         $ 1,560

                                                            ================   ===============     ==============   ============
EARNINGS PER SHARE
  Basic                                                        $  0.12           $   0.05             $   0.13         $  0.08
  Diluted                                                      $  0.12           $   0.05             $   0.13         $  0.07
  Average number of shares, basic (000's)                       23,259             19,944               23,418          19,944
  Average number of shares, diluted (000's)                     24,175             21,299               24,449          21,280



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):
1.   Support and services expenses have now been classified as Cost of sales.
2. Certain expenses for Q1 and Q2 were reclassified in order to more accurately reflect the nature of expenses incurred. The restated amounts for the quarter ended September 30, 1998 are: Support and services $7,541, Selling and marketing $13,683, Research and development $4,605 and General and administration $5,243.
3. Income tax expense includes $1.1 million relating to the reversal of restructuring expenses. The net effect after tax of the restructuring expense reversal was $1.4 million or $0.06 per share.

PC DOCS GROUP INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS U.S. GAAP
-------------------------------------------------------------------------------
In Accordance with U.S. Generally Accepted Accounting Principles
(Canadian dollars, in thousands)
as of

                                                                                                DECEMBER 31             June 30
                                                                                                       1998                1998
                                                                                       ---------------------   -----------------
                                                                                                  UNAUDITED             audited
ASSETS
--------------------------------------------------------------------------------------------------------------------------------

Current
  Cash and short-term investments                                                                  $ 46,629            $ 62,537
  Trade receivables                                                                                  60,729              65,717
  Unbilled receivables                                                                               11,230              11,146
  Prepaid expenses                                                                                    9,610               8,039
  Other assets                                                                                        6,799                  --
                                                                                          ------------------      --------------
                                                                                                    134,997             147,439
                                                                                          ------------------      --------------

Fixed assets                                                                                         12,812              13,813
Product development costs                                                                             1,824
                                                                                                                          1,832
Acquired software                                                                                     1,769
                                                                                                                          3,011
Deferred income taxes                                                                                11,702              12,695
Investment                                                                                               --               2,762
Goodwill                                                                                              8,440               3,742
                                                                                          ------------------      --------------
                                                                                                   $171,544            $185,294
                                                                                          ==================      ==============

LIABILITIES
--------------------------------------------------------------------------------------------------------------------------------

Current
  Accounts payable and accrued liabilities                                                         $ 37,517            $ 55,299
  Deferred revenues                                                                                  26,966              25,548
                                                                                          ------------------      --------------
                                                                                                     64,483              80,847
                                                                                          ------------------      --------------

Long-term debt                                                                                       21,693              22,044

Minority interest                                                                                       297
                                                                                                                            297
                                                                                          ------------------      --------------
                                                                                                     86,473             103,188
                                                                                          ------------------      --------------

SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------------

Share capital, 23,339,368 shares outstanding                                                        143,645             146,456
(June 30 - 23,644,147)
Cumulative translation adjustments                                                                    5,001               2,371
Retained earnings (deficit)                                                                         (63,575)            (66,721)
                                                                                          ------------------      --------------
                                                                                                     85,071              82,106
                                                                                          ------------------      --------------

                                                                                                   $171,544            $185,294
                                                                                          ==================      ==============

PC DOCS GROUP INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                  U.S. GAAP
-------------------------------------------------------------------------------
In Accordance with U.S. Generally Accepted Accounting Principles
(Canadian dollars, in thousands except per share amounts) for the periods ended December 31

                                                                          Quarter                          Six months
                                                              ---------------------------------  --------------------------------
                                                                          1998            1997               1998           1997
                                                              ---------------------------------  --------------------------------
                                                                      (UNAUDITED)    (unaudited)        UNAUDITED      unaudited
OPERATING ACTIVITIES
  Net earnings                                                        $ 2,779         $    977             $ 3,146      $  1,560
Adjustments to reconcile net income to net cash
  provided by operating activities
    Depreciation and amortization                                       2,687            2,663               5,292         5,035
    Loss on disposal of fixed assets                                       27               --                  36            --
    Decrease (increase) in accounts receivable                         (8,061)          (9,664)              4,992        (7,661)
    Decrease (increase) in unbilled receivables                         2,278             (373)                (84)       (1,910)
    Decrease (increase) in prepaid expenses                            (1,445)            (315)              1,358          (502)
    Decrease (increase) in other assets                                    379              --              (6,799)           --
    Decrease (increase) in deferred income taxes                         1,490            (147)                993          (207)
    Increase (decrease) in accounts payable and                        (7,378)           1,648             (22,340)         (498)
    accrued liabilities
    Increase (decrease) in deferred revenues                           (2,701)           1,984               1,418         2,668
                                                                ---------------   -------------    ---------------   ------------
    Net cash used for operating activities                             (9,945)          (3,227)            (11,988)       (1,515)
                                                                ---------------   -------------    ---------------   ------------
INVESTING ACTIVITIES
  Increase in loan receivable                                              --             (819)                 --        (1,205)
  Additions to fixed assets                                              (891)            (819)             (2,248)       (2,435)
  Acquisitions                                                           (192)              --                (192)           --
  Additions to product development costs                                   --           (2,344)                 --        (4,554)
  Increase in investment                                                   --               --                  --        (2,778)
  Cumulative translation adjustments                                      (63)             281               2,150           326
                                                                ---------------   -------------    ---------------   ------------
  Net cash used for investing activities                               (1,146)          (3,701)               (290)      (10,646)
                                                                ---------------   -------------    ---------------   ------------
FINANCING ACTIVITIES
  Decrease in long-term debt                                             (194)            (193)               (398)         (435)
  Repurchase of common stock                                             (843)          (1,030)             (3,592)       (1,030)
  Net proceeds from issuance of common stock                              309               95                 360           129
                                                                ---------------   -------------    ---------------   ------------
  Net cash used for financing activities                                 (728)          (1,128)             (3,630)       (1,336)
                                                                ---------------   -------------    ---------------   ------------
DECREASE IN CASH AND CASH EQUIVALENTS                                 (11,819)          (8,056)            (15,908)      (13,497)
Cash and cash equivalents
  Beginning of period                                                  58,448           84,267              62,537        89,708
                                                                ---------------   -------------    ---------------   ------------
  END OF PERIOD                                                       $46,629          $76,211             $46,629       $76,211
                                                                ===============   =============    ===============   ============

PC DOCS GROUP INTERNATIONAL INC.


CONSOLIDATED STATEMENTS OF FINANCIAL POSITION  CANADIAN GAAP
-------------------------------------------------------------------------------
In Accordance with Canadian Generally Accepted Accounting Principles
(Canadian dollars, in thousands)
as of

                                                                                             DECEMBER 31                June 30
                                                                                                    1998                   1998
                                                                                   ----------------------   --------------------
                                                                                               UNAUDITED                audited
ASSETS
--------------------------------------------------------------------------------------------------------------------------------

Current
  Cash and short-term investments                                                               $ 46,629               $ 62,537
  Trade receivables                                                                               60,729                 65,717
  Unbilled receivables                                                                            11,230                 11,146
  Prepaid expenses                                                                                 9,610                  8,039
  Other assets                                                                                     6,799                     --
                                                                                     --------------------     ------------------
                                                                                                 134,997                147,439
                                                                                     --------------------     ------------------
Fixed assets                                                                                      12,812                 13,813
Product development costs                                                                          1,824                  1,832
Acquired software                                                                                  1,769                  3,011
Deferred income taxes                                                                             11,702                 12,695
Investment                                                                                            --                  2,762
Goodwill and purchased research and development                                                   52,972                 51,860
                                                                                     --------------------     ------------------

                                                                                                $216,076               $233,412
                                                                                     ====================     ==================
LIABILITIES
--------------------------------------------------------------------------------------------------------------------------------

Current
  Accounts payable and accrued liabilities                                                      $ 37,513               $ 55,292
  Deferred revenues                                                                               26,966                 25,548
                                                                                     --------------------     ------------------
                                                                                                  64,479                 80,840
                                                                                     --------------------     ------------------
Long-term debt                                                                                    21,693                 22,044

Minority interest                                                                                    297                    297
                                                                                     --------------------     ------------------
                                                                                                  86,469                103,181
                                                                                     --------------------     ------------------
SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------------

Share capital, 23,339,368 shares outstanding (June 30 - 23,644,147)                              141,874                144,688
Cumulative translation adjustments                                                                 5,282                  2,652
Retained earnings (deficit)                                                                      (17,549)               (17,109)
                                                                                     --------------------     ------------------
                                                                                                 129,607                130,231
                                                                                     --------------------     ------------------

                                                                                                $216,076               $233,412
                                                                                     ====================     ==================


PC DOCS GROUP INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION CANADIAN GAAP
-------------------------------------------------------------------------------
In Accordance with Canadian Generally Accepted Accounting Principles
(Canadian dollars, in thousands except per share amounts) for the periods ended December 31

                                                                      Quarter                              Year
                                                          --------------------------------- ------------------------------------
                                                                     1998             1997              1998               1997
                                                          ---------------- ---------------- ----------------- ------------------
                                                                  (UNAUDITED)      (unaudited)     UNAUDITED          unaudited
 CASH FROM (FOR) OPERATING ACTIVITIES
  Net earnings (loss)                                             $   987          $    97           $  (440)           $ 1,560
  Items not affecting cash
    Amortization                                                    4,479            2,663             8,878              5,035
    Loss on disposal of fixed assets                                   27              --                 36                 --
    Deferred income taxes                                           1,490            (147)               993               (207)
                                                            --------------    -------------    --------------    ---------------
                                                                    6,983            3,493             9,467              6,388

  Changes in non-cash working capital items
   relating to operations
    Trade receivables                                              (8,061)          (9,664)            4,992             (7,661)
    Unbilled receivables                                            2,278             (373)              (84)            (1,910)
    Prepaid expenses                                               (1,445)            (315)           (1,405)              (502)
    Other assets                                                      379               --            (6,799)                --
    Accounts payable and accrued liabilities                       (7,378)           1,648           (22,358)              (498)
    Deferred revenues                                              (2,701)           1,984             1,418              2,668
                                                            --------------    -------------    --------------    ---------------
                                                                   (9,945)          (3,227)          (14,769)            (1,515)
                                                            --------------    -------------    --------------    ---------------
CASH FROM (FOR) INVESTING ACTIVITIES
  Loan receivable                                                      --             (819)               --             (1,205)
  Proceeds on disposal of fixed assets                                 --               --                --                 --
  Additions to fixed assets                                          (891)            (819)           (2,248)            (2,435)
  Acquisitions                                                       (592)           2,778              (592)                --
  Additions to product development costs                               --           (2,344)               --             (4,554)
  Increase in investment                                               --               --             2,762             (2,778)
  Cumulative translation adjustments                                  (63)             281             2,151                326
                                                            --------------    -------------    --------------    ---------------
                                                                   (1,546)            (923)            2,073            (10,646)
                                                            --------------    -------------    --------------    ---------------
CASH FROM (FOR) FINANCING ACTIVITIES
  Decrease in long-term debt                                         (194)            (193)             (398)              (435)
  Share capital issued for acquisition                                400               --               418                 --
  Repurchase of common shares                                        (843)          (1,030)           (3,592)            (1,030)
  Share capital issued for cash, net of expenses                      309               95               360                129
                                                            --------------    -------------    --------------    ---------------
                                                                     (328)          (1,128)           (3,212)            (1,336)
                                                            --------------    -------------    --------------    ---------------

DECREASE IN CASH AND SHORT-TERM INVESTMENTS                       (11,819)          (5,278)          (15,908)           (13,497)


CASH AND SHORT-TERM INVESTMENTS
  Beginning of period                                              58,448           81,489            62,537             89,708
                                                            --------------    -------------    --------------    ---------------
  End of period                                                   $46,629          $76,211           $46,629            $76,211
                                                            ==============    =============    ==============    ===============

PC DOCS GROUP INTERNATIONAL INC.


CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)  CANADIAN GAAP
-------------------------------------------------------------------------------
In Accordance with Canadian Generally Accepted Accounting Principles
(Canadian dollars, in thousands except per share amounts) for the periods ended December 31

                                                                         Quarter                            Six months
                                                           ------------------------------------- ----------------------------------
                                                                         1998              1997               1998            1997
                                                           ------------------- ----------------- ------------------ ---------------
                                                                  (UNAUDITED)       (unaudited)          UNAUDITED       unaudited
REVENUES
   Software sales                                                     $23,878           $16,956            $42,276         $30,197
   Software support, services and other sales                          20,972            11,130             39,344          22,163
   Hardware sales                                                         105             1,051                181           1,834
   Interest income and other revenues                                     582               726              1,244           1,500
                                                              ----------------   ---------------   ----------------   -------------
TOTAL REVENUES                                                         45,537            29,863             83,045          55,694
                                                              ----------------   ---------------   ----------------   -------------
COST OF SALES
   Software and other                                                   3,523             3,822              5,968           7,030
   Support and services  (Note 1)                                       8,798             4,320             16,339           7,816
                                                              ----------------   ---------------   ----------------   -------------
TOTAL COST OF SALES                                                    12,321             8,142             22,307          14,846
                                                              ----------------   ---------------   ----------------   -------------
GROSS PROFIT                                                           33,216            21,721             60,738          40,848
                                                              ----------------   ---------------   ----------------   -------------
EXPENSES
    Selling and marketing                                              15,939             9,972             29,622          18,031
    Research and development                                            6,920             3,456             11,525           7,038
    General and administration                                          5,217             3,983             10,460           8,104
                                                              ----------------   ---------------   ----------------   -------------
TOTAL EXPENSES                                                         28,076            17,411             51,607          33,173
                                                              ----------------   ---------------   ----------------   -------------

EARNINGS BEFORE AMORTIZATION, INTEREST AND RESTRUCTURING                5,140             4,310              9,131           7,675

Restructuring charges  (Note 3)                                        (2,500)               --             (2,500)             --
Amortization                                                            4,479             2,663              8,878           5,035
Interest on long-term debt                                                410                15                934              32
                                                              ----------------   ---------------   ----------------   -------------
EARNINGS (LOSS) BEFORE INCOME TAXES                                     2,751             1,632              1,819           2,608

Income tax expense  (Note 3)                                            1,764               655              2,259           1,048
                                                              ----------------   ---------------   ----------------   -------------
NET EARNINGS (LOSS)                                                   $   987               $977           $  (440)        $ 1,560
                                                              ================   ===============   ================   =============

EARNINGS (LOSS) PER SHARE
  Basic                                                               $  0.04           $   0.05  $          (0.02)        $  0.08
  Fully diluted                                                          0.04               0.04      ANTIDILUTIVE         $  0.07
  Average number of shares, basic (000's)                                                                   23,418          19,944
  Average number of shares, fully diluted (000's)                                                           27,431          23,376




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):
1.   Support and services expenses have now been classified as Cost of sales.
2. Certain expenses for Q1 and Q2 were reclassified in order to more accurately reflect the nature of expenses incurred. The restated amounts for the quarter ended September 30, 1998 are: Support and services $7,541, Selling and marketing $13,683, Research and development $4,605 and General and administration $5,243.
3. Income tax expense includes $1.1 million relating to the reversal of restructuring expenses. The net effect after tax of the restructuring expense reversal was $1.4 million or $0.06 per share.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                            PC DOCS GROUP INTERNATIONAL INC.



                                            By      /s/ Martin Day
                                                ------------------------------
                                                   Martin Day
                                                   General Counsel



Date  February 25, 1999